FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.     An announcement regarding operation of new generating unit of Huaneng Power International, Inc. (the “Registrant”); and
2.     An announcement regarding adjustment of on-grid tariff of certain plants of the Registrant;

Each made by the Registrant on December 3, 2013.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
UNIT 5 OF TUAS POWER IN SINGAPORE RECENTLY
PUT INTO OPERATION

This announcement is issued pursuant to Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) hereby announces that an F-class gas fired combined cycle generating unit (Unit 5, with gross capacity of 406 MW) of Tuas Power Limited which is wholly-owned by the Company in Singapore had recently put into operation. During the year of 2013, the electricity market in Singapore has been facing much more fierce competition. The completion of Unit 5 will help maintain Tuas Power’s competitive position in the market in Singapore.

To-date, the Company’s total controlled generation capacity has increased to 66,747MW from 66,341 MW, and total equity-based generation capacity has increased to 59,561MW from 59,155 MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
3 December 2013

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ADJUSTMENT OF ON-GRID TARIFFS OF GAS FIRED
POWER PLANTS IN JIANGSU & SHANGHAI

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company recently received the Notice from Jiangsu Province Pricing Bureau Regarding Adjustment of On-grid Tariffs (Su Jia Gong [2013] No. 376)  and the  Notice from Shanghai Pricing Bureau Regarding Adjustment of the On-grid Tariffs of the Power Enterprises in Shanghai (Hu Jia Guan [2013] No.3). According to the aforesaid documents on the tariffs adjustment, the on-grid tariffs of the Company’s domestic gas fired power plants were adjusted as follows:

Domestic Power Plant	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh) (VAT inclusive)	(RMB/MWh) (VAT inclusive)	(RMB/MWh) (VAT inclusive)

Jiangsu Province
Jinling (Combined-cycle)	581	25	606
Jinling Combined-cycle Co-generation	605	85	690
Shanghai
Shanghai (Combined-cycle)	674	50	724

The above mentioned adjustment on tariffs has been effective as of September 25, 2013.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
3 December 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     December 4, 2013